EXHIBIT 99.13

NEWS RELEASE DATED MARCH 31, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	31st March 2010

TASMAN EXPANDS DRILLING PROGRAM AT NORRA KARR PROJECT, SWEDEN, FOLLOWING WIDE INTERSECTIONS OF HEAVY RARE EARTH ELEMENT AND ZIRCONIUM MINERALIZATION

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, reports that following the discovery of significant intervals of rare earth element (REE) and zirconium (Zr) mineralization in the first five holes drilled at Norra Karr, the Company shall expand the current drilling program.

The original 15-hole diamond drilling program tested the Norra Karr intrusion on three 400m spaced sections over a strike length of 800m.  The 5 holes reported to date lie on the central section of drilling, at a drill spacing of 80m (see press release dated 4th March 2010).  Following the success of the first 5 drill holes, the diamond drill program has been extended to a total of 26 holes, with an additional two in-fill sections each at 200m spacing from adjacent sections to be tested (see Figure 1).  An additional 1,650 meters will be drilled.

The first 5 drill holes in this program at Norra Karr discovered multiple intervals of REE and Zr mineralization.  Results included 108.1m at 0.74% TREO (total rare earth oxide), 2.1% ZrO2 (zirconium oxide) with 52% of the TREO being the high value heavy rare earth oxides (HREO).

“Following the encouraging results achieved in the first 5 drill holes, we are expanding the drilling program currently underway with the addition of a further 11 holes to a total of 26” said Mark Saxon, Tasman’s President & CEO.  “Drilling of the previously untested Norra Karr intrusion showed higher TREO and Zr values than Tasman’s surface sampling, and intersected good grades of mineralization over wide intervals.  Drilling is now recommencing with the same contractor, with drilling anticipated to continue for up to two months with breaks for Easter and as wet roads dry during spring.  With our $3 million financing now closed, Tasman is in a strong position to pursue Norra Karr, Korsnas and other REE opportunities”.

Additional assay results will be released once received, verified and evaluated.  The best results returned from the first 5 holes of the program, calculated using a lower cut-off of 0.4% TREO are:

DRILL HOLE	FROM	TO	LENGTH	TREO (%)	HREO (%)	ZrO2 (%)
NKA0901	33.90	38.85	4.95	0.59	39.9	1.20
NKA0902	0.50	23.50	23.00	0.57	50.8	1.96
	35.55	45.55	12.35	0.79	57.9	2.03
NKA0903	16.60	95.45	78.85	0.56	45.0	1.59
NKA0904	2.55	151.80	149.25	0.61	45.8	1.69
NKA0905	43.30	152.10	108.10	0.74	52.9	2.10
including	127.55	143.1	15.55	0.94	46.6	1.92

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Recent video interviews with Mark Saxon regarding Tasman and the Norra Karr project can be found at www.mininginteractive.com.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1: Norra Karr drilling program.  Completed holes shown in blue, all holes drilled towards the east at -50 degree dip. Planned in-fill sections shown.

1,426,600 mN
1,427,000 mN
Outline of the Norra Karr nepheline syenite intrusion
NK0907
08
09
6,443,000 mN
INFILL DRILL SECTION
06
05
04
03
02
NK0901
14
6,442,600 mN
INFILL DRILL SECTION
15
13
12
11
NK0910
100 metres
6,442,200 mN
Sweden